FOR IMMEDIATE RELEASE	April 27, 2016

Micromem Update on Oil Condition Sensor Suite

Toronto, New York, April 27, 2016: Micromem Technologies Inc. (“Micromem”) (“the Company”) (CSE: MRM, OTCQX: MMTIF) through its wholly owned subsidiary Micromem Applied Sensor Technologies Inc. (MAST), is pleased to announce further to the press release February 23, 2016, and as advised by the Company’s tier one manufacturing partner (“Tier One”), the evaluation by the Company’s automotive partner (“Automotive Partner”) is complete and a meeting to review the security protocol for the software took place on April 18, 2016. The result of the review was acceptable to the Automotive Partner and met all security requirements. A live demonstration on an Android based mobile device provided all the required data generated by the sensor suite to the user. As well as displaying the correct information, part of the demonstration was to assess if the device could be “hacked” from outside sources and during the test, showed it could not be “hacked”. This forms part of a growing standard for all connected devices to automobiles.

In addition, modifications to the requirements that will allow the device to meet the price target, have been agreed upon by all parties. With this modification and agreement, the Tier One will now transition the project from their development facility to their manufacturing plants.

About Micromem and MASTInc
MASTInc is a wholly owned U.S.-based subsidiary of Micromem Technologies Inc., a publicly traded (OTC QX: MMTIF, CSE: MRM) company. MASTInc analyzes specific industry sectors to create intelligent game-changing applications that address unmet market needs. By leveraging its expertise and experience with sophisticated magnetic sensor applications, MASTInc successfully powers the development and implementation of innovative solutions for oil & gas, utilities, automotive, healthcare, government, information technology, manufacturing, and other industries. Visit www.micromeminc.com www.mastinc.com.

Safe Harbor Statement
This press release contains forward-looking statements. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause the Company’s actual results to differ materially from those projected in such forward-looking statements. In particular, factors that could cause actual results to differ materially from those in forward looking statements include: our inability to obtain additional financing on acceptable terms; risk that our products and services will not gain widespread market acceptance; continued consumer adoption of digital technology; inability to compete with others who provide comparable products; the failure of our technology; the infringement of our technology with proprietary rights of third parties; inability to respond to consumer and technological demands; inability to replace significant customers; seasonal nature of our business; and other risks detailed in our filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date made and are not guarantees of future performance. We undertake no obligation to publicly update or revise any forward-looking statements. When used in this document, the words “believe,” “expect,” “anticipate,” “estimate,” “project,” “plan,” “should,” “intend,” “may,” “will,” “would,” “potential,” and similar expressions may be used to identify forward-looking statements.

The CSE or any other securities regulatory authority has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release that has been prepared by management.

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Listing:	NASD OTC-QX - Symbol: MMTIF
CSE - Symbol: MRM

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